

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2011

Mr. David R. Koos
Chief Executive Officer
Entest Biomedical, Inc.
4700 Spring Street, Suite 203
La Mesa, California 91942

Re: Form 10-K/A for the Fiscal Year Ended August 31, 2010
         Filed December 23, 2010
         Form 8-K filed January 11, 2011
         File No. 333-154989

Dear Mr. Koos:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing any information you provide in response to these comments, we may have additional comments.

Form 8-K filed January 11, 2011

1.   We note from your pro forma financial statements that Pet Pointers, Inc. generated during the fiscal year ended August 31, 2010 revenues of $609,163 and net loss of $12,148. By comparison, we note that Entest Biomedical, Inc. generated revenues of $0 and net loss of $544,891. When a registrant succeeds to substantially all of the operations of another entity and the registrant's own operations prior to the succession appear insignificant relative to the operations acquired, the acquired operations are the registrant's predecessor. Accordingly, audited financial statements of the predecessor and successor should be presented for the periods required in Rule 8-02 of Regulation S-X with no lapse in audited periods. Please tell us how you considered the relative significance of Pet Pointers, Inc. to the operations of Entest Biomedical, Inc. prior to the January 4, 2011 acquisition in determining whether to present the financial statements of Pet Pointers, Inc. as your predecessor in future quarterly and annual reports.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Steve Lo at 202-551-3394 or Ryan Milne at 202-551-3688 if you have questions regarding these comments and related matters. Please contact me at 202-551-3871 with any other questions.

Sincerely,

/s/ Ryan C. Milne for

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services